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SEC Mail Processing Section MAR 08 2021 Washington DC 406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69603

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Drum Capital Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4139 Via Marina, Suite 801

(No. and Street)

MARINA DEL REY	CA	90292
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clinton Galloway (310)827-1628

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LMHS, P.C.

(Name – *if individual, state last, first, middle name*)

80 Washington Street, Building S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Clinton Galloway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Drum Capital Corp, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

See CA Jurat attached K.V. 2/13/2021

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

_______________________________ _______________________________
Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 13th day of February, 2021, by
Date *Month* *Year*

(1) Clinton Galloway

(and (2) ________________________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

KRISZTIAN NAGY
Notary Public - California
Los Angeles County
Commission # 2267940
My Comm. Expires Nov 20, 2022

Signature ______________________
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited Report **Document Date:** 2/13/2021

Number of Pages: _____ **Signer(s) Other Than Named Above:** ____________

LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Member
Drum Capital Corporation
Marina Del Ray CA

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Drum Capital Corporation, as of December 31, 2020, and the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Drum Capital Corporation as of December 31, 2020, and the results of its operations and its cash flows for the year then ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Drum Capital Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on page 15 through 16 has been subjected to audit procedures performed in conjunction with the audit of Drum Capital Corporation 's financial statements. The supplemental information is the responsibility of Drum Capital Corporation management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with *C.F.R. §240.17a-5*. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.
We have served as the Company's auditor since 2020.
Norwell, Massachusetts

2/15/2021

80 Washington Street, Building S, Norwell, Massachusetts 02061 (781) 878-9111 FX (781) 878-3666 www.lmhspc.com

DRUM CAPITAL CORP

Statement of Financial Condition
'December 31, 2020

	ASSETS		
Current Assets			
	Checking/Savings Citizens Business Bank	$	33,604
Non Current Assets			
	Tax Loss Carryforward	$	5,416
	Total Assets	$	39,020
Liabilities			
	LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities			
	Accounts Payable	$	3,000
Total Liabilities		$	3,000
Members' Equity			
	Common Stock, no par value 1000 shares authorized, issued and outstanding	$	88,000
	Accumulated Deficit	$	(43,280)
	Net Income	$	(8,700)
	Total Stockholders' Equity	$	36,020
Total liabilities and stockholders' equity		$	39,020

The accompanying notes are an integral part of these financial statements

DRUM CAPITAL CORP

Statement of Operations

For the year ended December 31, 2020

REVENUE

Gross Revenue		$0
Total Revenue		$0

EXPENSES

Accounting & Auditing	$	6,500
Regulatory Fees	$	1,350
Franchise Taxes - Calfornia	$	850
Total Expenses	$	8,700
Net Ordinary Loss	$	(8,700)

The accompanying notes are an integral part of these financial statements

DRUM CAPITAL CORP

Statements of Cahnge in Stockholder's Equity
For the year ended December 31, 2020

	Common Stock		Accumulated Equity Deficit		Total Stockholder's Equity	
Beginning balance January 1, 2020	$	88,000	$	(43,280)	$	44,720
Net Income			$	(8,700)	$	(8,700)
Ending Balance on December 31, 2020	$	88,000	$	(51,980)	$	36,020

The accompanying are an integral part of these financial statements

DRUM CAPITAL CORP

Statement of Cash Flows

For the year ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$ (8,700)
Decrease in Accounts Payable	$ (2,500)
Net Cash Decrease for Period	$ (11,200)
Cash - beginning of year	$ 44,804
Cash - end of year	$ 33,604

The accompanying notes are an integral part of these financial statements

DRUM CAPITAL CORP

Notes to Financial Statements

December 31, 2020

Note 1: Organization

Business Activity

Drum Capital Corporation (the "Company"), a California Corporation was formed in June 2014. It was granted membership in the Financial Industry Regulatory Authority ("FINRA") as a limited broker-dealer in January 2016. The company operates under the provisions of the Securities and Exchange Commissions (SEC) Rule15c3-3(k)(2)(i) which provide that it will not maintain margin accounts, will promptly transmit customer funds and deliver securities received, and does not hold funds or securities for, or owe money or securities to, customers. Its business operations focus primarily on real estate syndications, private capital formations and private placements exempt from registration. The company does not underwrite securities or participate in the brokerage of publicly traded securities. The Company is a development stage company.

Note 2: Significant Accounting Policies

Basis of Accounting

Financial statements of the company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The company considers all short-term highly liquid investments are readily convertible to cash and have maturities as of the date of purchase of three months or less to be cash equivalents.

Revenue Recognition

Revenues from the company's operations are recognized as earned. The services are considered earned upon the closing of a transaction in which the company is acting as a broker. A transaction is considered closed when the terms of the funds escrowed have been complied with and completed. The Company had no income in 2020.

Notes to Financial Statements

December 31, 2020

New Accounting Standards Adopted-in May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014 – 09, Revenue from Contracts with Customers ("ASU 2014-09), which is aimed at creating common revenue recognition guidance for GAAP and the International Financial Reporting Standards ("IFRS"). This new guidance provides a comprehensive model for entities to use an accounting for revenue arising from contracts with customers and supersedes most current revenue guidance issued by the FASB. ASU 2014-09 also requires both qualitative and quantitative disclosures, including descriptions of performance obligations.

The company adopted ASC 606, effective January 1, 2019, using the modified retrospective method by quantifying and recognizing the cumulative effect (if any) of initially applying ASC 606 as an adjustment to the opening balance of stockholders equity and other affected accounts at January 1, 2019. The application of this new revenue recognition standard resulted in no adjustment to the opening balance of retained earnings.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expense at the date of the financial statements. Actual results could differ from those estimates.

Comprehensive income

The company adopted SFAS Number 130, "Reporting Comprehensive Income", which requires that the enterprise reports by major components and as a single total the changes in equity. There were no comprehensive income items for the year ended December 31, 2020. The firm did not have any adjustments that would have made comprehensive income different from net income.

Notes to Financial Statements

December 31, 2020

Concentration of Credit Risk

The company has not engaged in securities business, various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions, and therefore is not exposed to risk.

Note 3: Capital Requirement

The company is subject to the Securities and Exchange Commission uniform net capital rule (SEC) 15 C3 – 1, requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. That capital and related net capital ratio may fluctuate on a daily basis. At December 31, 2020, the company had net capital of $30,604 of which $25,604 was in excess of the required minimum net capital per SEC rule 15 C3-one. The company had aggregate indebtedness in the amount of $3000 which was used in computing the total net capital of the Company.

Note 4: Fair Value

The company adopted Financial Accounting Standards ("SFAS") ASC 820 Measurements and Disclosures, for assets measured at fair value on a recurring basis. The ASC 820 has no effect on the company's financial statements. ASC 820 accomplishes the following key objectives:

-Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Notes to Financial Statements

December 31, 2020

Continued

- Establishes a three level hierarchy (the "Valuation Hierarchy") for the fair value measurements;

- Requires consideration of the company's credit worthiness when valuing liabilities; and expands disclosures and instruments measured at fair value.

The valuation hierarchy is based upon the transparency of inputs to the evaluation of an asset or liability as of the measurement date and financial instruments categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the valuation hierarchy and the distribution of the Company's financial assets within it are as follows:

Level I-inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level II-inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level III-inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to the short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities.

Notes to Financial Statements

December 31, 2020

Note 5: Recently Issued Accounting Standards

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in 2016 which resulted in a major restructuring of US accounting and reporting standards. The new professional standard, issued as ASC 606 establishes the accounting standards codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the SEC issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the codification, and accordingly change did not impact the financial statements of the Company.

The Company has either evaluated or was currently evaluating the implications, if any, of each of these pronouncements the possible impact they may have on the company's financial statements. In most cases, management has determined that pronouncement as a limited or no application to the company and in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 6: Provision for Taxes The Company is a C corporation and is treated as an independent entity for federal income tax purposes. The Company has a net operating loss (NOL) in the amount of $51,980 for tax purposes. The NOL has a carryforward of 20 years pursuant to IRC Section 172(b)(1). The earliest that any part of the NOL would expire would be in the year 2036.

Notes to Financial Statements

December 31, 2020

Note 7: Subordinated Liabilities

There were no liabilities subordinated to the claims of general creditors at any time during the year ended December 31, 2020. Therefore the statement of changes in liabilities subordinated to claims of general creditors specified by rule 17 a-five (D) (two) has not been presented for the year ended December 31, 2020.

Note 8: Commitments and Contingencies

As of the order date there are no contingencies, guarantees of debt, and the like. All outstanding obligations have been paid and the company has made accruals as necessary. As a sole member of Drum Capital Corporation, the Company uses the home of Mr. Clinton Galloway, the company's president and CEO as the main office. "Rent" payments and utility expenses are absorbed by Mr. Galloway.

Note 9: Member Contributions

During 2020, members made no cash contributions to the company.

Note 10: Subsequent Events

These financial statements were approved by management and available for issuance on February 15, 2021. Subsequent events have been evaluated through the date.

DRUM CAPITAL CORP

Statement of Net Capital

Statement I

For the year ended December 31, 2020

	Focus 12/31/20	Audit 12/31/20	Change
Stockholder's Equity, December 31, 2020	$ 36,020	$ 36,020	$ -
Subtract- Non allowable assets:			
Other Receivables			
Other Assets		$ 5,416	$ (5,416)
Tentative Net Capital	$ 36,020	$ 30,604	$5,416
Haircuts:			
NET CAPITAL	$ 36,020	$ 30,604	$5,416
Minimum Net Capital	$ (5,000)	$ (5,000)	
Excess net capital	$ 31,020	$ 25,604	$0
Aggregate Indebtedness	$ 3,000	$ 3,000	
Ratio of aggregate Indebtedness to net capital	0.1:1	0.12:1	

The difference between the Focus filed and the audit at 12/31/20 was due to:

Tax Benefit from NOL	$ 5,416
Total	$ (5,416)

The accompanying notes are an integral part of these financial statement

DRUM CAPITAL CORP
December 31, 2020

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 (k)(2)(i)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exceptive provision.

Schedule IV
Independent Accountant's Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

The Company is exempt from the Rule 17a-5(e)(4) as it meets the minimum assessment as for in Section 4(d)(l)(c)of The Securities Investor Protection Act of 1970, as amended.

The accompanying notes are an integral part of these financial statements

Drum Capital Corp.

drumcapitalcorp.com

February 12, 2021

LMHS, P.C.
21860 Burbank Blvd., Suite 150
Woodland Hills, CA 91367

Assertions Regarding Exemption Provisions

We, as principals of Drum Capital Corporation ("the Company") are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing as an exemption report prepared by an independent public accountant based upon review of assertions provided by the broker or dealer. Pursuant to that requirement principals of the company hereby make the following assertions:

Identified Exemption Provision

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 operating under the exemption provided by Rule15c3-3,(k)(2)(i).

Statement regarding Meeting Exemptions Provision:

The Company met the identified exemption provisions without exception about the most recent fiscal year starting January 1, 2020 through December 31, 2020.

Drum Capital Corporation

By:

Clinton Galloway, CEO

4139 Via Marina, Suite 801 • Marina del Rey, CA 90292
Phone (310) 912-8252 • Member FINRA/SIPC

LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Clinton Galloway, CEO
Drum Capital Corporation

We have reviewed management's statements, included in the accompanying Drum Capital Corporation Exemption Report in which (1) Drum Capital Corporation, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Drum Capital Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Company, stated that Drum Capital Corporation met the identified exemption provision throughout the most recent fiscal year of 2020, without exception. Drum Capital Corporation's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMH, P.C.
Norwell, Massachusetts
February 15, 2020